By e-mail and EDGAR

December 21, 2012

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:	Endurance Specialty Holdings Ltd.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed on February 29, 2012
File No. 001-31599

Dear Mr. Rosenberg:

I am writing on behalf of Endurance Specialty Holdings Ltd., a holding company organized in Bermuda (the “Company”), to respond to the additional comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in a telephone call on December 13, 2012 (the “Additional Comment”) and related to the comments received from the Staff in the comment letter dated November 1, 2012.

For the convenience of the Staff, we have paraphrased and restated below in italics the Additional Comment followed by our response. Capitalized terms used and not defined herein have the meanings given in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, as amended (the “2011 Form 10-K”). All references to page numbers and captions correspond to the page numbers and captions in the 2011 Form 10-K. Proposed changes to the disclosures previously included in the 2011 Form 10-K set out in the exhibits attached to this letter have been marked.

Notes to the Consolidated Financial Statements

Statutory requirements and dividend restrictions, page 143

Please provide us proposed disclosure to be included in future periodic filings that shows the amount of Endurance Holdings contributed surplus that is free of restrictions to pay dividends to its shareholders. In addition, please quantify the minimum statutory liquidity ratio and solvency margin for Endurance Bermuda and the actual statutory liquidity ratio and solvency margin or disclose if the Company materially exceeds the minimum requirements.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

December 21, 2012

The Company agrees to prospectively expand its disclosure regarding dividend restrictions and statutory requirements for Endurance Bermuda in future periodic reports in the form set forth on Exhibit A attached to this letter.

* * *

In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2011 Form 10-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (441) 278-0943 or John V. Del Col, General Counsel, at (441) 278-0440 should you require further information or have any questions.

Very truly yours,

/s/ Michael J. McGuire

Michael J. McGuire

Chief Financial Officer

cc:	Securities and Exchange Commission
Dana Hartz, Staff Accountant
Joel Parker, Accounting Branch Chief

Exhibit A

Notes to the Consolidated Financial Statements

Statutory requirements and dividend restrictions, page 143

Bermuda

As a Bermuda holding company, Endurance Holdings is subject to the Companies Act 1981 which limits the Company’s ability to pay dividends and make distributions to its shareholders. The Company’s retained earnings are unrestricted; however, the Company is not permitted to declare or pay a dividend, or make a distribution out of contributed surplus, if it is, or would after the payment be, unable to pay its liabilities as they come due, or if the realizable value of its assets would be less than its liabilities. Endurance Holdings had, as of December 31, 2011, $1.9 billion in retained earnings, $0.1 billion in accumulated other comprehensive income and an additional $0.6 billion in contributed surplus available to declare or pay a dividend, or make a distribution out of contributed surplus, so long as Endurance Holdings remained in compliance with the Companies Act 1981 following such dividend or distribution. Endurance Holdings relies on dividends from Endurance Bermuda to provide cash flow required for debt service and dividends to shareholders.

Endurance Bermuda is a registered Class 4 insurer under the Insurance Act 1978 and related regulations. Endurance Bermuda is required to maintain minimum solvency standards and to hold available statutory capital and surplus equal to or exceeding the Enhanced Capital Requirement (“ECR”) as determined by the Bermuda Monetary Authority pursuant to the Bermuda Solvency Capital Requirement (“BSCR”). The BSCR employs a standard mathematical model that correlates the risk underwritten to the capital that is dedicated to the business. The regulatory requirements are designed to have insurers operate at or above a threshold capital level, which exceeds the ECR. The required capital noted in the table above has been based on the ECR as calculated pursuant to the BSCR. In addition to the ECR, Endurance Bermuda is required to maintain a minimum statutory liquidity ratio and solvency margin. For all periods presented herein, Endurance Bermuda materially exceeded these minimum requirements.

Endurance Bermuda’s ability to pay dividends and make capital distributions is subject to certain regulatory restrictions based on the ECR calculated using the BSCR in addition to limits on the amount of Endurance Bermuda’s premiums written and net reserves for losses and loss expenses, subject to an overall minimum capital and surplus requirement of $100.0 million. At December 31, 2011, Endurance Bermuda can pay $605.6 million to Endurance Holdings without prior approval under Bermuda law.

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